Paul D. Chestovich
Direct Dial: (612) 672-8305
Direct Fax: (612) 642-8305
paul.chestovich@maslon.com

August 17, 2015

Via EDGAR

Mr. David Irving

Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Western Capital Resources, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 31, 2015 File No. 000-52015

Dear Mr. Irving:

This letter responds on behalf of the Company to your comment letter dated August 7, 2015, with respect to above-referenced filing made by the Company with the Commission. To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2014

1.	We note that KLJ & Associates, LLP indicated in their audit report that they did not audit the financial statements of a subsidiary which were audited by other auditors and that their opinion, insofar as it relates to the amounts included for that subsidiary, is based solely on the reports of the other auditors. As noted in Rule 2-05 of Regulation S-X, when a principal auditor makes reference to the work of another auditor in its audit report, the separate report of the other auditors shall be filed. Accordingly, please amend your December 31, 2014 Form 10-K to include the other auditors’ reports.

RESPONSE: Together with this response letter we have filed an amendment to our Annual Report on Form 10-K, which amendment includes the audit report of Tanner LLC.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation, Nature of Business and Summary of Significant Accounting Policies

Receivables and Loss Allowance – Consumer Finance, F-7

Mr. David Irving

Senior Staff Accountant

Securities and Exchange Commission

August 17, 2015

2.	We note your accounting policy is to charge off consumer finance loans after 180 days due to the fact that collections have not been significant after that date. We further note your disclosure on page F-11 that write-offs of payday loans have historically tracked at the following percentages: 1 to 30 days – 42%; 31 to 60 days – 65%; 61 to 90 days – 83%; 91-120 days – 88%; and 121 to 180 days – 91%. Given the noted write-offs starting at 1 to 30 days, please tell us the following:

a.	how you determined that it was appropriate to wait until 180 days past due to charge off any consumer finance loan;

b.	the triggering events or other facts and circumstances that impact your decision to charge-off a loan, or a portion of a loan, as compared to recording a general reserve; and
c.	the accounting guidance under GAAP you relied upon to form your accounting policy for loan charge-offs.

RESPONSE: (a) With respect to subpart (a) of your question, management determined that it is appropriate to wait until 180 days past due to charge-off consumer loans after giving consideration to the following:

1.	Checks returned due to nonsufficient funds may be re-presented up to 180 days past the check date. After 180 days past the check date, banks consider a check to be “stale dated” and it cannot be presented for payment.
2.	Based on historical collection patterns and analysis, collection efforts on delinquent loans in months four, five and six past their due date will result in collections of approximately 11.44%, 8.86% and 7.17% of the delinquent amount, respectively. These percentages have remained relatively consistent form the time the accounting policy was initially established to current. The analysis of collections after 180 days past the due date continues to be immaterial.
(b)	With respect to subpart (b) of your question, management charges-off loans in the following facts and circumstances:
•	when a portion of an individual loan will be written off in a settlement situation, that portion is charged off; and
•	a full balance of an individual loan will be written off in the case of bankruptcy or death of the debtor.

Mr. David Irving

Senior Staff Accountant

Securities and Exchange Commission

August 17, 2015

All remaining delinquent loans are subject to a general loss allowance.

(c)	The applicable GAAP standards that the Company follows to determine its loan charge-off policy are ASC Subtopic 310-10-35, Receivables-Overall-Subsequent Measurement, and ASC Subtopic 450-20, Contingencies-Loss Contingencies.

ASC Subtopic 450-20-05-4, Contingencies-Loss Contingencies-General-Dealing with Uncertainty when Accounting for Losses, provides two primary approaches to dealing with uncertainty in loss circumstances: (i) recognition using a probability threshold; and (ii) measurement using a fair value objective.

ASC 450-20-05-5, as further explained in ASC 450-25, requires a probability threshold for recognition of a loss contingency and further requires that the amount of the loss be reasonably estimable. In the Company’s case, an analysis of historical collections and trends based on the age of a receivable provides evidence that it is probable that a loss has occurred based on past events, and further provide a reasonable basis to estimate that loss, thus supporting both the probability threshold and reasonable estimable conditions.

Additional guidance is provided by ASC 310-10-35, Receivables-Overview-Subsequent Measurement. Based on the type and small dollar amount of individual loans, management has determined that loans receivable are smaller-balance homogeneous loans and that Paragraphs 310-10-35-7 through 35-11 are applicable. Specifically, Paragraph 35-9 provides that losses from uncollectible receivables shall be accrued when both of the preceding conditions are met and that those conditions may be considered in relation to individual receivables or in relation to groups of similar types of receivables. If the conditions are met, accrual shall be made even though the particular receivables that are uncollectible may not be identifiable. Guidance in Subtopic 310-10-35 further provides that the approach for determination of the allowance shall be applied consistently from period to period.

* * * * *

As requested in your August 7, 2015, comment letter, the Company hereby acknowledges as follows:

[1]	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
[2]	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. David Irving

Senior Staff Accountant

Securities and Exchange Commission

August 17, 2015

[3]	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Very truly yours,

Paul D. Chestovich

cc: John Quandahl

      Steve Irlbeck